Exhibit 99.1

YAMANA GOLD ANNOUNCES BOARD OF DIRECTORS AND MANAGEMENT APPOINTMENTS
TORONTO, ONTARIO, February 15, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce the appointment of Kimberly Keating to its Board of Directors (“the Board”) and the formal appointment of Jason LeBlanc as Chief Financial Officer.
Ms. Keating has been appointed to the Company’s Board, effective immediately.  She has nearly 20 years of experience in the Canadian energy industry with extensive engineering and project management expertise.  Ms. Keating is currently Vice President, Fabrication with the Cahill Group, where among other things she has overseen the construction of the largest offshore accommodation facility built in Canada.  In Ms. Keating’s career, she has made significant engineering and project management contributions to key projects in the North Atlantic offshore oil and gas industry.

Ms. Keating also currently serves as the Vice Chair of Memorial University’s Board of Regents, where she is also the Chair of the Governance & Pensions Committee, and is a board director with the Dr. H. Bliss Murphy Cancer Care Foundation and Opera on the Avalon.  She holds a Bachelor of Civil (Structural) Engineering degree, a Masters of Business Administration, and is a registered member of the Professional Engineering & Geoscientists NL (PEGNL).  She also holds the Canadian Registered Safety Professional (CRSP) designation.  In June 2016, Ms. Keating was named a Fellow of the Canadian Academy of Engineers; a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.

Ms. Keating brings a wealth of strategic, risk assessment, policy and technical expertise to Yamana’s Board.  In particular, the addition of Ms. Keating further enhances the Board’s technical and project management expertise, and she is expected to make valuable contributions to the strategic oversight of the Company’s current and future development projects and growth plans.

With the addition of Ms. Keating, Yamana’s Board is comprised of 11 Directors who together possess diverse and complementary skillsets that are well suited to providing strategic oversight to the Company.

Peter Marrone, Chairman and Chief Executive Officer, commented as follows: “We are delighted with the addition of Kim to Yamana’s Board.  She is an accomplished engineer, project manager and senior executive, who will enhance our Board’s technical expertise.  She brings a considerable wealth of experience and diversity to our board and we look forward to her contributions to Yamana, which based on her impressive accomplishments should be significant.”

The Company also announces that Jason LeBlanc, Senior Vice President, Finance has now been formally appointed as Chief Financial Officer (“CFO”).  He has been with Yamana for 11 years and has held increasingly senior positions over that time.  In February 2016, the Company announced that Charles Main, Executive Vice President, Finance and CFO would be retiring effective the end of February 2017 and that in the interim an orderly succession plan would be undertaken to transition Mr. LeBlanc into the CFO role.  That transition is now completed.

That orderly transition allowed Mr. LeBlanc to assume increasing levels of responsibilities over the course of 2016 based on a series of detailed steps, which minimized any potential disruption to the Company’s management.  Now that the transition is complete, Mr. LeBlanc has assumed the role of CFO and all of the corresponding responsibilities of this role.

Mr. Marrone further commented as follows: “I am also pleased to confirm that we have successfully completed our CFO succession plan.  We are delighted to have formally appointed Jason into the role of CFO.  He is a formidable addition to an augmented senior management group and is well positioned to sustain the strength of our accounting and financial reporting group.  A year ago, we announced that Chuck intended to retire and initiated a one year succession plan whereby Jason would transition into the role of CFO in a planned and orderly fashion.  While we are sad to see Chuck retire, he has played a pivotal role in our company including, in this last year, preparing Jason for this role and ensuring a successful succession plan and transition to CFO.  We could not have asked for a smoother transition, any more effort on Chuck’s part or a better or more qualified person than Jason to fill Chuck’s boots.  I would like to again thank Chuck for his dedication and contributions to our company since its founding in 2003.”

Charles Main commented as follows: “I would like to congratulate Jason on his appointment as CFO.  We have worked closely for a number of years to prepare for this transition.  During the last year, in particular, Jason has demonstrated levels of expertise, dedication and leadership that will serve him well in his new role.  It saddens me to leave this great company although it is left in good, responsible and high quality hands with our management including Jason in his new role."

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition and the Brio Gold investment, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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